NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: May 24, 2020

This MD&A for New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and nine months ended March 31, 2020 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended June 30, 2019, the related MD&A, and the Annual Information Form (available on SEDAR at www.sedar.com). The Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX-V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECTS OVERVIEW

1. Silver Sand Project

On July 20, 2017, the Company, through its wholly-owned Bolivia subsidiary, Empresa Minera Alcira S.A. (“Alcira”), acquired 100% interest in the Silver Sand Project. The Silver Sand Project is located in the Colavi District of PotosíDepartment in southwestern Bolivia, 25 kilometres (“km”) northeast of Potosí City, the department capital. The Silver Sand Project covers an area of approximately 3.17 km2 at an elevation of 4,072 metres (“m”) above sea level.

Exploration Progress

The Company has carried out exploration and resource definition drill programs on the Silver Sand Project since its acquisition in 2017. During the 2017-2018 discovery exploration drill campaign, a total of 195 holes in 55,012 m of drilling were completed. During the 2019 resource definition drill campaign, a total of 191 drill holes in 42,607m of drilling were completed. In total since project inception, the Company completed 97,619m of drilling in 386 drill holes. On April 14, 2020, the Company released its inaugural independent National Instrument 43-101 (“NI 43-101”) Mineral Resource estimate for the Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz., or approximately 70% of the resource estimate.

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The Company’s field operations were impacted by the COVID-19 pandemic during the first quarter. The 2020 drill campaign at the Silver Sand project was suspended in the latter part of March and all projects remain under care and maintenance. A total of 2,388m of drilling had been completed at Silver Sand during the quarter prior to the suspension. On March 25, Bolivian government announced a quarantine in the country. The Company took immediate steps to protect the health and safety of its employees and to ensure full compliance with the applicable rules. During this period, the Company has developed protocols to protect our workforce against the spread of COVID-19 and is continuing to provide assistance to the communities neighbouring our projects by donating medical, hygiene and food supplies to them as part of our ongoing social responsibility program. Field operations are expected to resume following receipt of authorization from the government of Bolivia and respecting applicable health guidelines although no timing for that authorization is currently available.

For the three and nine months ended March 31, 2020, total expenditures of $2,395,286 and $10,932,321, respectively (three and nine months ended March 31, 2019 - $1,040,108 and $7,634,047, respectively) were capitalized under the project for expenditures related to the 2019 drill campaign, site and camp service and construction, and maintaining a regional office in La Paz, a management team, and workforce for the project.

Following the discovery of significant silver mineralization at Silver Sand, the Company sought to expand the property package in the areas surrounding the 100% owned Silver Sand Project.

On July 25, 2018, New Pacific announced that Alcira signed a memorandum of understanding (the “MOU”) with Corporación Minera de Bolivia (“COMIBOL”), allowing Alcira to explore and potentially develop and mine the 38 Special Temporary Authorizations (“ATEs”) adjoining south and west to the Silver Sand Project.

On January 11, 2019, New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, development and mining production activities in the areas adjoining the Company’s Silver Sand Project. The MPC covers an aggregate area of 56.9 km2. The first area consists of 29 COMIBOL owned ATEs, located to the south and west of the Silver Sand Project. The second area includes additional open ground properties to the north, the east and the south of the Silver Sand Project whereby COMIBOL will apply for exploration and mining rights with Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”). Upon granting of the exploration and mining rights by AJAM, COMIBOL will contribute these additional properties to the MPC.

Key Terms of the MPC:

1. Alcira will commit to a minimum of US$5,935,000 exploration investment during the first five years of the MPC and make a monthly cash payment of US$10,000 to COMIBOL.

2. If an economic mineral deposit is defined, Alcira will cover all cost of further exploration, environmental studies, engineering studies, pre-feasibility and feasibility studies as well as development and production.

3. If commercial production commences, COMIBOL will receive a 4% gross sales value of all minerals produced from the areas covered under the MPC.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy on January 7, 2019, but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of the date of this MD&A, the MPC has not been ratified nor approved by the Plurinational Legislative Assembly of Bolivia. Given the political instability and social unrest in Bolivia following the general elections held on October 20, 2019, there is no assurance that the Company will be successful in obtaining ratification of the MPC in a timely manner or at all, or that they will be obtained on reasonable terms. The Company cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and the Company’s business.

At the time of signing of the MPC, there are no known economic mineral deposits, nor any previous drilling or exploration discovery within the MPC areas. Alcira has not received any geological maps nor any assay results from COMIBOL on the properties covered by the MPC before or after signing of the MPC. Alcira maintains that the MPC with COMIBOL continues to present an opportunity to explore and evaluate the possible extension of the mineralization outside of the Silver Sand Project.

In July 2018, the Company entered into an agreement with third party private owners to acquire their 100% interest in certain mineral concessions located subjacent to the Silver Sand Project by cash payments in the aggregate amount of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares. During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the nine months ended March 31, 2020, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at March 31, 2020.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in an ATE, El Bronce, located immediately to the north of the project by making a one-time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 km2 once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with AJAM.

2. Silverstrike Project

In December 2019, the Company announced the acquisition of a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of $1,782,270 (US$1,350,000). Under the agreement signed between the Company’s wholly-owned subsidiary and the Vendor, the Company will cover 100% of the future expenditures of exploration, mining, development and production activities. The agreement has a term of 30 years and renewable for another 15 years without any payment and is subject to approval by AJAM.

The Silverstrike Project, at an elevation of 4,000 to 4,500 m, is located approximately 140 km southwest of La Paz. The Silverstrike Project consists of nine ATEs with an area of approximately 13km² currently in the process of conversion to Mining Administrative Contracts before AJAM. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

For the three and nine months ended March 31, 2020, total expenditures of $421,925 and $427,127, respectively (three and nine months ended March 31, 2019 - $nil and $nil, respectively) were capitalized under the project for expenditures related to camp service and maintaining a management team and workforce for the project.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

3. Tagish Lake Gold Project

The Tagish Lake Gold Project, covering an area of 166 km2, is located in Yukon Territory, Canada, and consists of 1,051 mining claims with three identified gold and gold-silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

On September 14, 2012, the Company filed an updated NI 43-101 technical report for the Skukum Creek, Goddell and Mount Skukum projects. The Company does not intend to conduct any further exploration on the Tagish Lake Gold Project and will examine strategic opportunities for the Tagish Lake Gold Project in accordance with its business strategies and objectives.

Exploration Progress

Since the acquisition of the Tagish Lake Gold Project in December 2010, the Company had one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. The project was on care and maintenance status with a rotating crew of two men on site at all times between the end of exploration work and November 2014. Since November 2014, the camp has been sealed and unmanned. All major onsite equipment items were removed and sold.

4. RZY Silver-Lead-Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project, situated on a high plateau with an average elevation of 5,000 m above sea level. The RZY Project is located approximately 237 km via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 km via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During the nine months ended March 31, 2020, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one-time cash compensation of $3.8 million (RMB ¥20 million). As of March 31, 2020, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

NEW PACIFIC METALS CORP.

Management’s Discussion and Analysis

For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$-	$-	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112	-	-	-	6,978,112
Project management and support	2,980,841	-	-	-	2,980,841
Camp service	742,163	-	-	-	742,163
Geological surveys	4,170	-	-	-	4,170
Permitting	7,401	-	-	-	7,401
Acquisition of mineral concessions	2,631,200	-	-	-	2,631,200
Other	13,237	-	-	-	13,237
Impairment	-	-	-	(779,823)	(779,823)
Foreign currency impact	(450,362)	-	-	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$-	$-	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	493,948	974	-	-	494,922
Drilling and assaying	6,433,060	-	-	-	6,433,060
Project management and support	3,311,015	403,082	-	-	3,714,097
Camp service	594,415	23,072	-	-	617,487
Camp construction	32,064	-	-	-	32,064
Permitting	41,249	-	-	-	41,249
Acquisition of Silverstrike Project	-	1,782,270	-	-	1,782,270
Acquisition of mineral concessions	276,020	-	-	-	276,020
Other	26,570	-	-	-	26,570
Foreign currency impact	6,404,513	137,051	-	178,032	6,719,596
Balance, March 31, 2020	$90,894,272	$2,346,449	$-	$3,712,696	$96,953,417

INVESTMENTS OVERVIEW

1. Bonds

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments as well as to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	349,281
Loss on fair value change	(481,070)
Coupon payment	(333,208)
Disposition	(8,816,648)
Foreign currency translation impact	355,600
Balance, March 31, 2020	$2,016,853

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Subsequent to March 31, 2020, certain bonds were disposed of for proceeds of $1,463,879.

2. Equity Investments

Equity investments represent equity interests of other publicly traded or privately-held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants.

The Company’s equity investments are summarized as follows:

	March 31, 2020	June 30, 2019
Common or preferred shares
Public companies	$4,118,520	$4,443,963
Private companies	354,675	327,175
Warrants
Public companies	425,523	339,755
	$4,898,718	$5,110,893

The continuity of equity investments is summarized as follows:

		Accumulated mark-to-
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	-
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	5,018,338	-
Proceeds on disposal	(6,131,622)	-
Change in fair value	901,109	901,109
Balance, March 31, 2020	$4,898,718	$3,936,592

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended March 31, 2020 was $1,733,133 or $0.01 per share (three months ended March 31, 2019 - net loss of $359 or $0.00 per share). The Company’s financial results were mainly impacted by the following: (i) loss from investments of $1,594,956 compared to income of $1,552,446 in the prior year quarter; (ii) operating expenses of $1,532,848 compared to $1,128,183 in the prior year quarter; and (iii) foreign exchange gain of $1,390,100 compared to loss of $431,492 in the prior year quarter.

For the nine months ended March 31, 2020, net loss attributable to equity holders of the Company was $2,047,019 or $0.01 per share compared to net loss of $279,104 or $0.00 per share for the nine months ended March 31, 2019.

Loss from investments for the three months ended March 31, 2020 was $1,594,956 (three months ended March 31, 2019 – income of $1,552,446). Within the loss from investments, $1,424,696 was loss on the Company’s equity investments and $243,309 was loss from fair value change partially offset by interest earned on bonds. The rapid outbreak of COVID-19 pandemic caused extreme volatilities in the global equity and financial markets during February and March 2020, which had adverse impacts on the Company’s equity and bonds investment portfolio during the quarter. As of the date of this MD&A, the Company’s material investments are preferred shares issued by the largest five Canadian Banks with weighted average dividends yield of 5.71%.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

For the nine months ended March 31, 2020, income from investments was $860,146 compared to income of $1,735,569 for the nine months ended March 31, 2019.

Operating expenses for the three and nine months ended March 31, 2020 were $1,532,848 and $4,166,921, respectively (three and nine months ended March 31, 2019 - $1,128,183 and $2,318,178, respectively). Items included in operating expenses were as follows:

(i) Filing and listing fees for the three and nine months ended March 31, 2020 were $30,352 and $238,218, respectively (three and nine months ended March 31, 2019 - $21,278 and $106,392, respectively). The increase in filing and listing fees in the current period was a result of the

Company’s bought deal financing transaction incurred in October 2019.

(ii) Investor relations expenses for the three and nine months ended March 31, 2020 were $152,995 and $593,568, respectively (three and nine months ended March 31, 2019 - $440,187 and $576,506, respectively).

(iii) Professional fees for the three and nine months ended March 31, 2020 were $69,360 and $282,156, respectively (three and nine months ended March 31, 2019 - $71,944 and $143,598). The increase in professional fees in the current period was related to the acquisition of Silverstrike Project along with the expansion of the Silver Sand Property.

(iv) Salaries and benefits expense for the three and nine months ended March 31, 2020 were $396,764 and $1,225,321, respectively (three and nine months ended March 31, 2019 - $252,113 and $711,777, respectively). The increase in salaries and benefits expense in the current period was related to more employees being hired in Bolivia and Canada to facilitate the operation and expansion of the

Company’s various mining projects.

(v) Office and administration expenses for the three and nine months ended March 31, 2020 were $174,312 and $523,798, respectively (three and nine months ended March 31, 2019 - $120,672 and $226,033, respectively).

(vi) Share-based compensation for the three and nine months ended March 31, 2020 was $705,653 and $1,294,734, respectively (three and nine months ended March 31, 2019 - $218,964 and $544,795, respectively). The increase in share-based compensation was due to the grant of restricted share units (“RSUs”) in the previous quarter instead of stock options. RSUs are valued at higher costs compared to equivalent stock options.

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

Foreign exchange gain for the three months ended March 31, 2020 was $1,390,100 (three months ended March 31, 2019 – loss of $431,492). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended March 31, 2020, the US dollar appreciated by 9.2% against the Canadian dollar (from 1.2988 to 1.4187) while in the prior year quarter the US dollar depreciated by 2% against the Canadian dollar (from 1.3642 to 1.3363).

For the nine months ended March 31, 2020, foreign exchange gain was $1,243,563 (nine months ended March 31, 2019 – foreign exchange gain of $288,945).

Selected Quarterly Information
	For the Quarters Ended
	Mar. 31, 2020	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019
Income (loss) from Investments	$(1,594,956)	$339,654	$2,115,448	$(203,178)
Income (loss) before other income and expenses	(3,127,804)	(1,285,479)	1,106,508	(1,152,707)
Impairment of mineral property interests	-	-	-	(779,823)
Other income (loss)	1,390,100	(322,879)	176,342	(353,416)
Net income (loss)	(1,737,704)	(1,608,358)	1,282,850	(2,285,946)
Net income (loss) attributable to equity holders	(1,733,133)	(1,599,824)	1,285,938	(2,141,800)
Basic and diluted earnings (loss) per share	(0.01)	(0.01)	0.01	(0.01)
Total assets	147,979,848	139,648,018	127,078,569	124,248,395
Total liabilities	2,014,874	1,860,517	2,663,415	2,368,392
	For the Quarters Ended
	Mar. 31, 2019	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018
Income (loss) from Investments	$1,552,446	$65,926	$117,197	$(995,797)
Income (loss) before other income and expenses	424,263	(592,796)	(414,076)	(1,612,419)
Other income (loss)	(431,470)	1,070,731	(343,461)	408,703
Net income (loss)	(7,207)	477,935	(757,537)	(1,203,716)
Net income (loss) attributable to equity holders	(359)	473,838	(752,583)	(1,199,933)
Basic and diluted earnings (loss) per share	(0.00)	0.00	(0.01)	(0.01)
Total assets	106,639,014	109,287,409	104,344,191	104,682,200
Total liabilities	1,164,674	2,663,248	2,034,176	1,851,767

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in operating activities for the three and nine months ended March 31, 2020 was $757,588 and $3,074,997, respectively (three and nine months ended March 31, 2019 – $2,379,244 and $3,261,665, respectively).

Cash provided by investing activities for the three months ended March 31, 2020 was $4,486,867 (three months ended March 31, 2019 – $2,852,308). Cash flows from investing activities were mainly impacted by the following: (i) capital expenditures for mineral properties and plant and equipment of $2,100,414 on the exploration projects in Bolivia compared to $1,034,808 in the prior year period; (ii) proceeds of $6,838,198 from disposal of bonds compared to $3,565,390 in the prior year period; and (iii) additional equity investments in the amount of $247,000, partially offset by proceeds of $110,708 from the disposal of equity investments compared to proceeds of $73,048 in the prior year period.

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

For the nine months ended March 31, 2020, cash used in investing activities was $3,366,985 (nine months ended March 31, 2019 - $130,953).

Cash provided by financing activities for the three months ended March 31, 2020 was $517,052 (three months ended March 31, 2019 – $9,333). Cash flows from financing activities during the quarter were proceeds arising from stock options exercised.

For the nine months ended March 31, 2019, cash provided by financing activities was $16,588,486 (nine months ended March 31, 2019 - $157,534). Cash flows from financing activities were net proceeds of $15,833,533 raised from the BMO bought deal financing plus $754,953 from stock option exercises. On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the financing were $1,416,467.

Subsequent to March 31, 2020, on May 19, 2020, the Company announced that it has entered into an agreement with BMO as sole underwriter to issue a total of 4,238,000 common shares at a price of $5.90 per common share for estimated gross proceeds of $25 million (the “Offering”). The Company has granted BMO an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about June 9, 2020.

Liquidity and Capital Resources

As at March 31, 2020, the Company had working capital of $39,652,082 (June 30, 2019 – $37,089,557), comprised of cash and cash equivalents of $39,062,867 (June 30, 2019 - $27,849,961), bonds of $2,016,853 (June 30, 2019 - $10,942,898) and other current assets of $587,236 (June 30, 2019 - $401,970) offset by current liabilities of $2,014,874 (June 30, 2019 - $2,105,272). Management believes that the Company has sufficient funds to support its normal exploration and operating requirements on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

In addition, the current outbreak of COVID-19 has caused significant disruption to global economic conditions which may adversely impact the Company’s results. Moreover, COVID-19 has also negatively impacted on the stock markets, which could adversely impact the Company’s ability to raise capital.

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at March 31, 2020 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at March 31, 2020
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$39,062,867	$-	$-	$39,062,867
Bonds	2,016,853	-	-	2,016,853
Common or preferred shares(1)	4,118,520	-	354,675	4,473,195
Warrants	-	425,523	-	425,523

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$-	$-	$27,849,961
Bonds	10,942,898	-	-	10,942,898
Common shares(1)	4,443,963	-	327,175	4,771,138
Preferred shares	-	-	-	-
Warrants	-	339,755	-	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of March 31, 2020 and June 30, 2019, respectively.

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

There were no transfers into or out of Level 3 during the period.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at March 31, 2020, the Company had a working capital position of $39,652,082 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on the Silver Sand and Silverstrike Projects for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	March 31, 2020		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,619,015	$1,619,015	$1,621,403
Due to a related party	132,739	132,739	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$2,014,874	$2,014,874	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	March 31, 2020	June 30, 2019
United States dollars	$16,929,666	$17,615,304
Bolivianos	564,872	191,204
Chinese RMB	246,339	191,645
Financial assets in foreign currency	$17,740,877	$17,998,153

United States dollars	$774,422	$1,330,481
Chinese RMB	144,746	4,258
Financial liabilities in foreign currency	$919,168	$1,334,739

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the US dollar against the CAD would have increased (decreased) net income by approximately $161,500.

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $5,650.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

As at March 31, 2020, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,000.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2020. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at March 31, 2020, the Company had a receivables balance of $398,889 (June 30, 2019 - $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at March 31, 2020, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $490,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	March 31, 2020	June 30, 2019
Silvercorp Metals Inc.	$132,739	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and one officer in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and nine months ended March 31, 2020, the Company were $151,288 and $575,635, respectively (three and nine months ended March 31, 2019 - $93,204 and $221,463, respectively).

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet financial arrangements.

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

Management has identified: (a) Impairment of mineral property interests and (b) Share-based payments as the critical estimates for the following discussion:

(a) Impairment of mineral property interests

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and in-situ value of the property. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value or value in use is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

(b) Share-based payments

The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black-Scholes option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 147,884,378 common shares with a recorded value of $167.7 million. Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
1,406,600	0.55	October 31, 2021
1,400,833	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,812,001	2.15	February 21, 2024
4,819,434	$ 1.37

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
1,064,600	$ 4.70

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form and NI 43-101 technical report which are available on SEDAR at www.sedar.com. Please review in particular “Political and Economic Risks in Bolivia” section under Risk Factors in the Annual Information Form in light of the recent political instability and social unrest in Bolivia following the general elections held on October 20, 2019. In addition, please refer to the Financial Instruments Section for the analysis of financial risk factors. During the current quarter, emerging risks related to the COVID-19 pandemic, which has resulted in profound health and economic impacts globally to date and presents future risks and uncertainties that are largely unknown as at the date of this MD&A.

COVID-19

The current outbreak of COVID-19 pandemic could have a material adverse effect on the Company’s business and operations, as well as impacting global economic conditions. COVID-19 had spread to regions where the Company has operations and offices. Government efforts to control the spread of the virus have resulted in temporary suspensions of our operations in Bolivia and reduced corporate activities in Canada. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock and financial market volatilities, labour shortage and delay in logistics, and a general reduction in consumer activities. All of these could affect commodity prices, interest rates, credit risk, social security and inflation. Such public health crisis at the moment or in the future may negatively affect the Company's operations along with the operations of its suppliers, contractors, service providers and local communities.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and nine months ended March 31, 2020 and 2019 (Expressed in Canadian dollars, unless otherwise stated)

While the COVID-19 pandemic has already had significant, direct impacts on the Company’s operations and business, the extent to which the pandemic will continue to impact our operations are highly uncertain and cannot be predicted with confidence as at the date of this MD&A. These uncertainties include, but are not limited to, the duration of the outbreak, Bolivian and Canadian governments’ mandates to curtail the spreading of the virus, community and social stabilities, the Company’s ability to resume operations efficiently or economically. It is also uncertain whether the Company will be able to maintain an adequate financial condition and have sufficient capital, or have the ability to raise capital. Any of these uncertainties, and others, could have further material adverse effect on the Company’s business and operations.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include global economic and social impact of COVID-19, the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. Although the forward-looking statements contained in this MD&A are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this MD&A are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward- looking statements are made as of the date of this MD&A.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 15